UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                               SPORT CHALET, INC.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)


                                    849163100
                                 (CUSIP Number)



                              Peter M. Menard, Esq.
                     Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                December 20, 2002
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Norbert J. Olberz                                        I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a)  /x/
                                                                (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             0
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              4,351,972
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      4,351,972
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.76%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Irene M. Olberz                                        I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a)  /x/
                                                                (b)  |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             0
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              4,351,972
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      4,351,972
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.76%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    The Olberz Family Trust                                  I.D. No.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        *(a) /x/
                                                                (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       PF
--------------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
  NUMBER OF      7    SOLE VOTING POWER
   SHARES             0
 BENEFICIALLY    ---------------------------------------------------------------
  OWNED BY       8    SHARED VOTING POWER
    EACH              4,351,972
 REPORTING       ---------------------------------------------------------------
   PERSON        9    SOLE DISPOSITIVE POWER
    WITH              0
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                      4,351,972
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,351,972
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       65.76%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 5 of 10 Pages
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      (a) The name of the issuer is Sport Chalet, Inc. (the "Issuer").

      (b) The address of the Issuer's principal executive office is 839 Houseman Street, La Canada, CA 91011.

      (c) The title of the class of securities to which this statement relates is the common stock, par value $0.01, of the Issuer (the "Common Stock").

Item 2. Identity and Background.

      The Reporting Persons are filing this amendment to Schedule 13D jointly in connection with (i) the commitment of 293,625 shares for awards to employees of the Issuer pursuant to the Olberz Family Trust Sport Chalet Restricted Stock Plan (the "Restricted Stock Plan") on March 31, 1998, (ii) the reversion of 1,000 shares on May 30, 2000 under the Restricted Stock Plan, (iii) the grant of 25,000 shares to Craig L. Levra, the Issuer's Chairman of the Board, President and Chief Executive Officer, and 2,645 shares to Howard K. Kaminsky, the Issuer's Executive Vice President-Finance and Chief Financial Officer, on October 17, 2000 and (iv) the grant of an option to purchase, under certain circumstances, 4,351,972 shares (the "Option Shares"), as described in Item 6. A copy of the Joint Filing Agreement among the Reporting Persons is set forth on Exhibit A hereto.

      (a) The Reporting Persons are Norbert J. Olberz, Irene M. Olberz and The Olberz Family Trust, a revocable grantor trust (the "Trust"). Norbert J. Olberz and Irene M. Olberz are co-trustees of the Trust.

      (b) The business address of each Reporting Person is 839 Houseman Street, La Canada, CA 91011.

      (c) The principal business of the Trust is to facilitate the estate and tax planning objectives of Norbert J. Olberz and Irene M. Olberz. The principal business address of the Trust is the principal business address of the Issuer set forth in Item 1 hereof. Norbert J. Olberz is the founder, Chairman Emeritus and a director of the Issuer. Irene M. Olberz is a homemaker and the spouse of Norbert J. Olberz. The principal business address of the Issuer is set forth in
Item 1 hereof.

      (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he, she or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Norbert J. Olberz and Irene M. Olberz are citizens of the United States of America. The Trust is a California revocable grantor trust.

Item 3. Source and Amount of Funds and Other Consideration.

      Not applicable.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 6 of 10 Pages
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

      Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

      (a)  the acquisition or disposition of securities of the Issuer;

      (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

      (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

      (d)  any changes in the Issuer's board of directors or management;

      (e) any material change in the Issuer's capitalization or dividend policy;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

      (h) causing the Issuer's securities to cease to be quoted on the Nasdaq National Market;

      (i)  the  Issuer's   securities   becoming  eligible  for  termination  of
           registration under the Securities Exchange Act of 1934, as amended (the "34 Act"); or

      (j) any similar action.

      While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.

Item 5. Interest in Securities of the Issuer.

      (a) Norbert J. Olberz, Irene M. Olberz and the Trust each may be deemed to be the beneficial owner of 4,351,972 shares of Common Stock, or approximately 65.76% of the outstanding Common Stock, by virtue of the relationships described in Items 2 and 6 hereof.

      (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 7 of 10 Pages
--------------------------------------------------------------------------------

          Name                      Power to Vote           Power to Dispose or Direct Disposition
          ----                      -------------           --------------------------------------

                               Sole             Shared                Sole               Shared
                               ----             ------                ----               ------
 Norbert J. Olberz               0             4,351,972               0               4,351,972

 Irene M. Olberz                 0             4,351,972               0               4,351,972

 The Olberz Family Trust         0             4,351,972               0               4,351,972

      (c) The only transaction effected in the Common Stock by the Reporting Persons during the past 60 days was the execution of the Option Agreement as described herein.

      (d) As the beneficial owner of the Option Shares, the Trustees, on behalf of the Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On May 6, 1997, Norbert J. Olberz transferred to the Trust 4,660,979 shares of the Common Stock of the Issuer.

      Restricted Stock Plan. On March 31, 1998, the Trust committed 293,625 shares of the Common Stock owned by it to awards for employees and directors of the Issuer pursuant to the Olberz Family Trust Sport Chalet Restricted Stock Plan (the "Restricted Stock Plan"). Under the Restricted Stock Plan, more than 100 employees and directors have been awarded a portion of these shares. These awards require no consideration to be paid by the recipient, but are subject to the restrictions contained in the Restricted Stock Plan. These awards have been made by Mr. and Mrs. Olberz in appreciation and recognition of, and to reward recipients for, their loyalty and service to the Issuer. Shares were awarded to eligible employees of the Issuer based on the responsibilities of the employee, the value the employee's services to the Issuer, the employee's tenure with the Issuer and other factors deemed pertinent by the committee responsible for administering the Restricted Stock Plan. On May 30, 2000, 1,000 shares reverted to the Trust on the termination of the recipient for cause. A copy of the Restricted Stock Plan is attached as Exhibit B.

      Option Agreement. On December 20, 2002, the Trust granted to SC Option LLC, a California limited liability company (the "LLC"), an option (the "Option") to purchase the Option Shares pursuant to an Option Agreement dated as of December 20, 2002 (the "Option Agreement"), between the LLC and Norbert J. Olberz and Irene M. Olberz (the "Trustees") as co-trustees of the Trust. The Option is exercisable upon the death of Norbert J. Olberz. A copy of the Option Agreement is attached as Exhibit C hereto. The LLC and the Trustees entered into the Option Agreement to provide for the smooth transition of control of the Issuer in the event of the death of Mr. Olberz, the founder, Chairman Emeritus and a director of the Issuer.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 8 of 10 Pages
--------------------------------------------------------------------------------

      Pursuant to the Option Agreement, the LLC acquired the Option for $1,000 to purchase all, but not less than all, of the Option Shares at any time during the period of 181 days from and after the date of death of Mr. Olberz (the "vesting" or "measurement" date). Prior to the vesting date, the Trustees are permitted to encumber the Option Shares and to sell Option Shares privately or in the market and to transfer Option Shares as a gift or otherwise as long as the Trust continues to hold at least 51% of the outstanding Common Stock on a fully diluted basis. The purchase price per share for the Option Shares is equal to the closing price of the Common Stock on the day preceding the vesting date.

      The Option Agreement also provides the LLC with a right to negotiate with the Trustee if the Trustee desires to entertain or effect, or commences any activities that might reasonably be expected to result in, any "Acquisition Proposal" (as defined in the Option Agreement). The Option Agreement is subject to termination upon certain events, including the mutual consent of the Trust and the LLC or in the event Craig L. Levra ceases to be the Chief Executive
Officer of the Issuer for any reason. In addition, the purchase of the Option Shares by the LLC upon exercise of the Option is subject to certain conditions, including the ability of the LLC to obtain sufficient financing to purchase the Option Shares. The Option Agreement was negotiated directly between Norbert J. Olberz and the members of the LLC.

      With respect to the Option, the Reporting Persons are filing this Report on Schedule 13D for informational purposes only and because the grant of the Option may be deemed to be the grant of a security "with the purpose or effect of changing or influencing the control of the issuer" as set forth in Rule 13d-3(d)(1)(i).

Item 7. Material to be filed as Exhibits.

      Exhibit A   Joint Filing Agreement

      Exhibit B   Olberz Family Trust Sport Chalet Restricted Stock Plan

      Exhibit C   Option Agreement

      Exhibit D   Powers of Attorney

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                           Page 9 of 10 Pages
--------------------------------------------------------------------------------


                                        SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.

Dated:  December 20, 2002


                                                 /s/ NORBERT J. OLBERZ         *
                                                 -------------------------------
                                                 NORBERT J. OLBERZ


                                                 /s/ IRENE M. OLBERZ           *
                                                 -------------------------------
                                                 IRENE M. OLBERZ

                                                 THE OLBERZ FAMILY TRUST

                                                 By:    /s/ NORBERT J. OLBERZ  *
                                                       -------------------------
                                                 Name:       Norbert J. Olberz
                                                 Title:      Co-Trustee

                                                 By:   /s/ IRENE M. OLBERZ     *
                                                       -------------------------
                                                 Name:       Irene M. Olberz
                                                 Title:      Co-Trustee


*By:  /s/ Howard K. Kaminsky
      ----------------------
 Name:   Howard K. Kaminsky
 Title:  Attorney-In-Fact

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 849163100                                          Page 10 of 10 Pages
--------------------------------------------------------------------------------

                                      EXHIBIT INDEX

Exhibit A         Joint Filing Agreement

Exhibit B         Olberz Family Trust Sport Chalet Restricted Stock Plan

Exhibit C         Option Agreement

Exhibit D         Powers of Attorney

                                  SCHEDULE 13D


                                                                       EXHIBIT A
                                                                       ---------

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule 13D (including amendments thereto) with respect to the common stock of Sport Chalet, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

      In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 20th day of December, 2002.



                                                 /s/ NORBERT J. OLBERZ         *
                                                 -------------------------------
                                                 NORBERT J. OLBERZ


                                                 /s/ IRENE M. OLBERZ           *
                                                 -------------------------------
                                                 IRENE M. OLBERZ

                                                 THE OLBERZ FAMILY TRUST

                                                 By:   /s/ Norbert J. Olberz   *
                                                       -------------------------
                                                 Name:       Norbert J. Olberz
                                                 Title:      Co-Trustee

                                                 By:   /s/ IRENE M. OLBERZ     *
                                                       -------------------------
                                                 Name:       Irene M. Olberz
                                                 Title:      Co-Trustee


*By:  /s/ Howard K. Kaminsky
      ----------------------
 Name:   Howard K. Kaminsky
 Title:  Attorney-In-Fact

                                  SCHEDULE 13D

                                                                       EXHIBIT B
                                                                       ---------

                             OLBERZ FAMILY TRUST

                                 SPORT CHALET

                         RESTRICTED STOCK AWARD PLAN

      This Plan is being established by the Olberz Family Trust effective March 31, 1998 in appreciation and recognition of the loyalty and service of certain employees and directors of Sport Chalet, Inc. and its Subsidiaries.

      The Trustees of the Olberz Family Trust have allocated to this Plan 293,625 shares of Common Stock of the Company owned by the Trust. The shares allocated to this Plan shall be awarded to qualified employees and directors of the Company and its Subsidiaries in the amounts determined by the Trustees in accordance with the terms and conditions of this Plan.

      1.   Definitions
           -----------

           For purposes of this Plan, the following terms will have the definitions set forth below:

           "Agreement" shall have the meaning set forth in Section 5(a).

           "Board" shall mean the Company's Board of Directors.

           "Committee" shall mean the Stock Award Plan Committee. Such Committee shall consist of not less than three members, two of whom are to be appointed by the Trustees and the third of whom is to be appointed by the Board. No member of the Committee shall be eligible for selection as a person to whom shares may be awarded pursuant to this Plan.

           "Common Stock" shall mean the Common Stock, par value $0.01 per share, of the Company.

           "Company" shall mean Sport Chalet, Inc., a Delaware corporation.

           "Change in Control" shall mean the first to occur of any of the following: (i) the "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of securities representing more than 30% of the combined voting power of the Company is acquired by any "person, "as defined in section s 13(d) and 14(d) of the Exchange Act (other than the Trust or the Trustees, the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any corporation or entity owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company), (ii) the shareholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another corporation or to sell or otherwise dispose of all or substantially all of its assets, or adopt a plan of liquidation.

           "Date of Award" shall have the meaning set forth in Section 5(a) below.

           "Date Transfer" shall have the meaning set forth in Section 5(c) below.

           "Disability" shall mean the physical inability caused by disease or accident (but excluding disease or accident caused by intoxication, use of illegal substances or illegal activities) which permanently precludes the performance by recipient of the essential functions of recipient's position with the Company next proceeding the disabling event and results in severance from employment with the Company.

           "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended,

           "Initial Shares" shall mean the 293,625 shares of Common Stock initially allocated to this Plan by the Trustees.

           "IRC" shall mean the Internal Revenue Code of 1986, as amended.

           "Plan" shall mean the Olberz Family Trust Sport Chalet Restricted Stock Award Plan.

           "Recipient" shall mean an employee or director of the Company or a Subsidiary to whom shares are awarded under this Plan, or on death such individual's designated beneficiary, surviving spouse, estate, or legal representative. For this purpose , however, any such beneficiary, spouse, estate, or legal representative shall be considered as one person with the employee or director.

           "Restricted Period" shall have the meaning set forth in Section 6(c) below.

           "Restricted Shares" shall mean shares awarded to Recipients under this Plan.

           "Rule" shall mean a Rule promulgated by the Securities and Exchange Commission.

           "Securities Act" shall mean the Securities Act of 1933, as amended.

           "Subsidiary"   or   "Subsidiaries"   shall  mean  a  corporation   or
           corporations of which the Company owns, directly or indirectly, shares having a majority of the ordinary voting power for the election of directors.

           "Trust" shall mean the Olberz Family Trust.

           "Trustees" shall mean Norbert Olberz and Irene Olberz, as trustees of the Trust, and any successor trustees. Action taken by either of such Trustees shall be deemed to be action by the Trustees for purposes of this Plan.

      3.   Shares Subject to this Plan
           ---------------------------

           (a) Initial Shares. The Initial Shares have been allocated to this Plan by the Trustees. Upon the award of shares hereunder, the Initial Shares will be reduced by the number of shares so awarded and increased by shares, if any, forfeited pursuant to the terms of the restrictions on the shares or as to which an award is terminated on failure of acceptance, and such shares may again be the subject of awards as provided in this Plan.


           (b) Additional Shares. In addition to the Initial Shares, shares may be allocated to the Plan by the Trustees in the future and may then be awarded as provided in this Plan. The Company shall not be required to provide any shares from treasury or otherwise for this purpose.

           (c) Status of Shares. All shares awarded in accordance with this Plan shall be fully paid and nonassessable shares of Common Stock.

     4.    Eligibility and Making of Awards
           --------------------------------

           (a) Eligibility. Any employee or director of the Company (including officers but exclusing any Trustee shall be eligible to receive an award of shares pursuant to this Plan.

           (b) Selection by Committee. From the employees and directors eligible to receive awards pursuant to this Plan, the Committee may from time to time select those to whom it recommends that awards be made. Such recommendations shall include a recommendation as to the number of shares that should be awarded to each such individual. In selecting those whom it wishes to recommend for awards and in determining the number of shares it wishes to recommend, the Committee shall consider the position and responsibilities of the eligible individual, the value of their services to the Company and its Subsidiaries, their tenure with the Company and its Subsidiaries and such other factors as the Committee deems pertinent.

           (c) Review by Trustees of Recommendations. As promptly as practicable after the Committee recommends making awards pursuant to Section 4(b) above, the Trustees will review the Committee's recommendations and, in the Trustees' discretion, award to the individual Recipients selected by the Trustees from those recommended by the Committee a number of Restricted Shares not in excess of the number recommended for each such Recipient by the Committee.

           (d) Participation in Other Stock Option Plans. An employee or director who has received options to purchase Common Stock under any stock option plan of the Company may exercise the same in accordance with their terms, and will not by reason thereof be ineligible to receive Restricted Shares under this Plan. Such employee or director shall, however, comply with the provisions of Sections 16(a) and (b) of the Exchange Act and the Rules thereunder to the extent applicable.

      5.   Form and Conditions of Award
           ----------------------------

           (a) Documentation. Each award shall be evidenced by a written agreement (the "Agreement") between the Trust and the Recipient in substantially the form of that attached as Exhibit A to this Plan and shall specify the number of Restricted Shares awarded. When an award is made, the Trust shall advise the Recipient thereof by delivery of a copy of the Agreement signed on behalf of the Trust. The date of such action shall be the "Date of Award".

           (b) Unregistered Securities. The Restricted Shares awarded pursuant to this Plan have not been registered under the Securities Act and may be deemed "restricted securities" as defined in Rule 144 wider the Securities Act, and the effect of this on the Recipient shall be disclosed in the Agreement. The Trustees may require that, in acquiring any Restricted Shares, a Recipient agree with, and represent to, the Trust that the Recipient is acquiring such Restricted Shares for the purpose of investment and with no present intent to transfer, sell or otherwise dispose of such shares. Such shares shall be transferable only if the proposed transfer is permitted under the Plan and if such transfer complies with applicable securities laws.

           (c) Acceptance of Award. Within 15 days from the Date of Award, the Recipient shall, if he or she desires to accept the award upon the terms set forth in this Plan, deliver the Agreement signed by him or her, in duplicate, to the Committee, and the Committee will promptly acknowledge its receipt thereof. The date of such delivery to the Committee shall be deemed the "Date of Transfer" with respect to the Restricted Shares to which the Agreement relates. The failure o a Recipient to acknowledge acceptance by executing and delivering the Agreement to the Committee within 15 days from the Date of Award shall terminate the award of such shares to the Recipient. No payment to the Company or to the Trust for the Restricted Shares shall be required of any Recipient.

           (d) Transfer of Shares. The Trustees will cause stock certificate(s) representing the number of Restricted Shares awarded to a Recipient to be registered in the Recipient's name, bearing an appropriated legend pursuant to
Section 6 (a) referring to the restrictions applicable thereto, and to be held in custody by the Trustees subject to the restrictions applicable thereto under this Plan.

           (e) Ownership Rights. During the Restricted Period, the Recipient shall possess all incidents of ownership of Restricted Shares awarded to such Recipient, including the right to vote and to receive dividends with respect thereto, subject to the restrictions described herein.

      6.   Restrictions
           ------------

           (a) Legend on Certificates. Restricted Shares registered in the name of a Recipient will be imprinted with a legend stating that the shares represented thereby may not be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of except in accordance with this Plan's terms, and each transfer agent for the Common Stock shall be instructed to like effect in respect of such shares. In aid of such restrictions, the Recipient shall, immediately upon receipt of the certificate(s) therefor, deposit with the Trustees such certificate(s), together with a stock power or other instrument of transfer appropriately signed in blank with signature g anteed, in proper form for transfer.

          (b) Stock Splits, Dividends, Etc. If, due to a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, merger, consolidation, recapitalization or otherwise, each Recipient, as the owner of Restricted Shares subject to restrictions hereunder, shall be entitled to new, additional, or different shares of stock or securities, and the certificate(s) for, or other evidences of, such new, additional, or different shares or securities, together with a stock power or other instrument of transfer appropriately signed in blank with signature guaranteed, also shall be imprinted with a legend as provided in
Section 6(a) and deposited by the Recipient with the Trustees. When the event(s) described in the preceding sentence occur, all Plan provisions relating to restrictions and lapse of restrictions will apply to such new, additional, or different shares or securities to the extent applicable to the shares with respect to which they were distributed, provided, however, that if the Recipient shall receive rights, warrants or fractional interests in respect of any of such Restricted Shares, such rights or warrants may be held, exercised, sold or otherwise disposed of, and such fractional interests may be settled, by the Recipient free and clear of the restrictions set forth herein.

           (c) Restricted Period. The "Restricted Period" with respect to Restricted Shares means a period starting on the Date of Transfer with respect to such shares and ending on the second anniversary of the Date of Transfer.

           (d) Restrictions on Restricted Shares. The restrictions to which Restricted Shares shall be subject are as follows:

                (i) During the Restricted Period applicable to such shares and except as otherwise specifically provided in this Plan, none of such shares, nor any interest therein, shall be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of. Any attempt to sell, exchange, transfer, pledge, hypothecate or otherwise dispose of the Restricted Shares, or any interest therein, during the Restricted Period shall be null and void. No right or benefit hereunder shall in any manner be subject to the debts, contracts, liabilities or torts of the Recipient entitled to such benefits.

                (ii) Restricted Shares issued hereunder are subject to the terms and conditions of this Plan and, except as otherwise provided in this Plan, if at any time during the Restricted Period, (A) the Recipient is discharged as an employee of Company by reason of the commission of a crime or material misconduct; and/or (B) the Recipient becomes employed with a competitor of the Company in the retail sporting goods industry, or (C) the Recipient materially breaches the terms and conditions of the Agreement, the Recipient's Restricted Shares shall be forfeited and shall be transferred to and reregistered in the name of the Trust.

                (iii) If, during the Restricted Period, a Recipient's employment is terminated by Company for cause other than that set forth in subparagraph
(ii) above, or voluntarily leaves the employment of the Company and does not become employed by a competitor, the Recipient's Restricted Shares shall not be forfeited but shall remain subject to the restriction for the Restricted Period.

                (iv) If during the Restricted Period, a Recipient's employment is terminated by the Company or a Subsidiary without cause, the Recipient shall promptly thereafter receive delivery of certificates evidencing his or her

Restricted  Shares;  provided,   however,  that  they  may  only  thereafter  be
transferred by the Recipient in compliance with Rule 144 under the Securities Act, the Agreement and this Plan.

           (e)  Company  Indebtedness.   The  Restricted  Shares  awarded  to  a
Recipient shall be subject to and security for any indebtedness of the Recipient to the Company which shall exist during the Restricted period.

      7.   Lapse of Restrictions
           ---------------------

           Except as otherwise provided in this Plan and subject to any applicable taxes which are required to be withheld, at the end of the Restricted Period, a new certificate(s) representing Common Stock of the Company, free of the restrictions and any legend, except as may be required by Rule 144 under the Securities Act and as otherwise may he imposed by law, shall be issued and delivered to the Recipient as soon as practicable against surrender of certificate(s) representing the Restricted Shares held for such Recipient.

      8.   Accelerated Termination of Restrictions
           ---------------------------------------

           Upon the termination of a Recipient's employment which either (i) occurs after the Recipient has attained the age of 65 years with at least ten years of full-time service with the Company and/or a subsidiary or (ii) results from the Recipient's death or Disability, all restrictions then outstanding with respect to Restricted Shares awarded to such Recipient, other than those requiring compliance with Rule 144 under the Securities Act or Sections 16(a) or
(b) of the Exchange Act, shall automatically terminate and be of no further force or effect. Concurrent with the effective date of a Change of Control as herein defined, all restrictions then outstanding with respect to Restricted Shares of all Recipients, other than those requiring compliance with Rule 144 under the Securities Act or Sections 16(a) or (b) of the Exchange Act, shall automatically terminate. Additionally, the Committee shall have the authority to terminate all or any portion of any outstanding restrictions prior to the expiration of the Restricted Period with respect to any or all Restricted Shares awarded hereunder on such terms and conditions as the Committee shall deem appropriate. As soon as practical following any such termination of restrictions, a new certificate(s) representing Common Stock of the Company, free of the restrictions and any legend, except as may be required by Rule 144 under the Securities Act and as otherwise may be imposed by law, shall be Issued and delivered to the Recipient against surrender of certificate(s) representing the Restricted Shares held for such Recipient.

      9.   Notices
           -------

           All notices required or permitted pursuant to this Plan will be sufficient only if in writing and personally delivered or sent via registered or certified mail, postage prepaid, if to the Company or to the Committee, to Sport Chalet, Inc. 920 Foothill Boulevard, La Canada, CA 91011, Attn: Senior Vice President-Finance; if to the Trust, to the Olberz Family Trust, P.O. Box 376, La Canada, California 91011, Attn: Norbert J. Olberz; and if to a Recipient, to the last know address for such Recipient on the records of the Company; and any such notice will be conclusively deemed given on the date of delivery, if delivered, or on the first business day following the date of such mailing, if mailed.

     10.   Committee Determinations
           ------------------------

           The Committee will administer this Plan and construe its provisions. Any determination by the Committee (except insofar as it will make recommendations only and subject to Section 17(b)) in carrying out, administering, or construing this Plan will be final and binding for all purposes and upon all interested persons and their heirs, successors, and personal representatives.

     11.   Limitations
           -----------

           (a) No Right to Awards. No person will at any time have any right to receive an award of Restricted Shares hereunder and no person will have authority to enter into an agreement for the making of an awards or to make any representation or warranty with respect thereto except as otherwise provided in this Plan.

           (b) Rights of Recipients. Recipients of awards will have no rights in respect thereof other than those specifically set forth in this Plan. Before transfer of certificates evidencing Restricted Shares, the Recipients have no rights as stockholders with respect to such shares.

           (c) No Right to Continued Employment. Neither the Company's participation in the administration of his Plan, nor any action taken by it or by the Trustees or the Committee under this Plan, nor any provision of this Plan, will be construed as giving to any person the right to be retained in the employ of the Company or any Subsidiary or to serve as a director thereof.

           (d) Limitation on Actions. Every right of action by or on behalf of the Company or by any stockholder against any past, present, or future Trustee, member of the Committee, or any director, officer or employee of the Company arising out of or in connection with this Plan shall, regardless of the place where the action may be brought and regardless of the place of residence of any such Trustee, Committee member, director, officer or employee, cease and be barred by the expiration of three years from the later of:

               (i) the date of the act or omission in respect of which such right of action arises; or

              (ii) the first date upon which there has been made generally available to stockholders an annual report of' the Company and a proxy statement for the annual meeting of stockholders following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the amount of the awards.

In addition, any and all right of action by any employee or director (past, present or future) against the Company or any member of the Committee arising out of or in connection with this Plan will, regardless of the place where action may be brought and regardless of the place of residence of any Committee member, cease and be barred by the expiration of three years from the date of the act or omission in respect of which such right of action arises.

     12.   Amendment, Suspension or Termination
           ------------------------------------

           The Trustees may amend, suspend or terminate this Plan in whole or in part at any time, provided, however, that no such amendment, suspension or termination of this Plan will affect adversely vested rights or obligations with respect to the award of Restricted Shares previously made.

     13.   Governing Law
           -------------

           This Plan will be governed by, and construed in accordance with, the laws of the State of Delaware.

     14.   Expenses of Administration
           --------------------------

           The Company acknowledges it will benefit from the allocation of shares owned by the Trust to this Plan and the award of shares to its employees and directors. The Company hereby agrees to bear all costs related to implementing, administering and enforcing this Plan and any Agreement enter into with Recipients in accordance with its terms.

     15.   Registration of Restricted Shares
           ---------------------------------

           Neither Trust nor the Company is under any obligation to cause any of the Restricted Shares to be registered under the Securities Act or to register or qualify any of the Restricted Shares under applicable state securities laws.

     16.   Tax Matters
           -----------

           Recipients shall be advised and shall agree that for federal and state tax purposes the award of Restricted Shares is deemed "in connection with the performance of services" under IRC 83(a) and taxable to Recipients as compensation pursuant to that provision. Accordingly, Recipients will be deemed to have received compensation in the amount of the fair market value of the Restricted Shares on the Date of Transfer, To the extent this result would be deferred to a later date because of the substantial risk of forfeiture with respect to the Restricted Shares, Recipients shall elect under IRC 83(b) to accelerate the taxable event to the Date of Transfer and to report the transaction on his or her tax returns accordingly. Recipients will be advised that pursuant to applicable state and federal tax law, the Company will be required to consider the fair market value of the Restricted Shares in determining amounts required to be withheld from Recipient's compensation paid by Company. Each Recipient shall indemnify the Company, the Trust and members of the Committee for failure of the Recipient to pay when due any taxes applicable to the Restricted Shares.

     17.   General
           -------

           (a) The obligations of the Trust, the Committee and the Company under this Plan, including the transfer of shares of Common Stock, are specifically subject to all applicable laws, rules, regulations and governmental or other approvals that may be required, including any stock exchange or interdealer quotation system on which the Common Stock is listed.

           (b) Any dispute under this Plan shall be resolved by the Trustees in their sole and absolute discretion.

           (c) Any person or group of persons may serve in more than one capacity in connection with this Plan.

           (d) The Company shall indemnify, defend and hold harmless the Trustees, the Trust, the Committee and each of their respective members from any and all loss, cost, expense, damage, liability or claim against them or any of them connected with or arising out of this Plan, the Agreements and the implementation, administration and/or enforcement hereof or thereof so long as they act in good faith and exercise reasonable business judgment.

           (e) The provisions of this Plan are severable, In the event that any provision shall be found by a court of competent jurisdiction to be void or unenforceable, then this Plan shall be read as if such provision was not a part of it and the remaining enforceable provisions shall be binding so long as the intent of the Plan can still thereby be achieved.

                                          OLBERZ FAMILY TRUST





                                          By  /s/ Norbert Olberz
                                            ----------------------
                                                Norbert Olberz, Trustee




                                          By  /s/ Irene Olberz
                                            -------------------
                                                Irene Olberz, Trustee


Accepted and Agreed:

SPORT CHALET, INC.


By  /s/ Craig L. Levra
    ------------------
    Craig L. Levra, its President


By  /s/ Howard K. Kaminsky
    ----------------------
    Howard K. Kaminsky, its Secretary

                                  SCHEDULE 13D

                                                                       EXHIBIT C
                                                                       ---------

                                OPTION AGREEMENT

      THIS OPTION AGREEMENT (the "Agreement") is made and entered into as of this 20th day of December, 2002, by and between SC OPTION, LLC, a California limited liability company (the "Optionee"), and NORBERT OLBERZ AND IRENE OLBERZ (the "Trustees"), as Co-Trustees of the Olberz Family Trust under agreement dated May 6, 1997 (the "Trust") (individually, a "Party" and collectively, the "Parties").

                                    RECITALS
      A. The Trustees are the record and beneficial owners of an aggregate of 4,351,972 shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Sport Chalet, Inc, a Delaware corporation (the "Company"), constituting approximately 66% of its outstanding Common Stock.

      B. The Trustees desire to grant to certain senior executives of the Company, and these senior executives desire to acquire from the Trustees, an option to purchase shares of Common Stock upon the death of Norbert Olberz and certain rights with respect to any sale of the Company or of Common Stock by the Trustees during his lifetime.

      C. Optionee has been established by these senior executives to facilitate the acquisition of the option and these other rights, and implementation of any purchase of Common Stock on exercise of the option.

      NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, the parties agree as follows:

            1. GRANT OF OPTION

            1.1   The Option

            The Trustees hereby grant to Optionee, and Optionee hereby acquires from the Trustees, the exclusive option (the "Option") to purchase all the 4,351,972 shares of Common Stock owned by the Trustees, less the number of shares sold or reserved for commitments by the Trustees under the Principal Stockholder Award Plan (as defined below) or sold or transferred by the Trustees pursuant to Section 5.2 (the "Option Shares"). For this purpose, the term "Common Stock" shall mean the Common Stock as currently constituted and any equity securities into which the Common Stock may be reconstituted as a result of any stock split, reverse stock split, recapitalization, reclassification or otherwise, and the number of Option Shares shall be adjusted as appropriate.

            1.2   Term of Option

            The term of the Option (the "Option Term") shall commence on the date hereof and shall continue until the earlier of the expiration of the Option without exercise by Optionee pursuant to Section 2.1 or the termination of the Option pursuant to Section 7.

            1.3   Option Price

            The price paid by Optionee for the Option is the sum of $1,000.00, receipt of which is hereby acknowledged by the Trustees.

      2. EXERCISE OF OPTION; CLOSING

            2.1   Exercise of Option

            Optionee may exercise the Option as to all, but not less than all, the Option Shares by notifying the Trustees in writing of such exercise (the "Exercise Notice") at any time during the period of 181 days from and after the date of death of Norbert Olberz (the "Commencement Date"). The Exercise Notice shall provide that, upon satisfaction of all the conditions set forth in Section 6, Optionee shall purchase the Option Shares for the Purchase Price (as defined below), whereupon the Trustees shall be obligated to sell the Option Shares to Optionee for the Purchase Price.

           2.2   Determination of Purchase Price

            The price that Optionee shall pay for the Option Shares (the "Purchase Price") will be the Market Price multiplied by the number of Option Shares. For this purpose, the "Market Price" shall be an amount equal to the closing price of the Common Stock on the Nasdaq National Market as reported in the Wall Street Journal or a similar publication on the day immediately prior to the Commencement Date, provided, however, that (i) if the Common Stock is not traded on the Nasdaq National Market, the closing price on an established securities exchange or any other established interdealer quotation system shall be used, or (ii) if the Common Stock is listed on multiple exchanges or systems, the closing price on the primary exchange or system shall be used.

            2.3   Closing

            The closing (the "Closing") for the exercise of the Option and purchase of the Option Shares shall take place at the location, date and time designated by Optionee, which shall be not later than 60 days after the date of delivery of the Exercise Notice, subject to extension pursuant to Section 6. The date of the Closing shall be referred to as the "Closing Date."

            2.4   Deliveries at Closing

            At the Closing, Optionee shall pay to the Trustees the Purchase Price by wire transfer or bank cashiers' check, and the Trustees shall deliver to Optionee certificates, endorsed in blank or in proper form for transfer, evidencing the Option Shares.

      3. REPRESENTATIONS AND WARRANTIES OF TRUSTEES

            The Trustees represent and warrant to Optionee as follows:

            3.1   The Trust

            The Trust is a revocable grantor trust established by the Trustees under agreement dated May 6, 1997 (the "Trust Agreement"), and the Trustees are the only acting trustees of the Trust.

            3.2   Authority

            This Agreement has been duly executed and delivered by the Trustees and constitutes the legal, valid and binding obligation of the Trustees, enforceable against them and the Trust in accordance with its terms. The Trustees have the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement on behalf of the Trust and to perform their obligations under this Agreement. The Trust Agreement grants the Trustees the power to take whatever action may be necessary or appropriate to sell shares of the Common Stock of the Company.

            3.3   No Conflicts

            Neither the execution and delivery of this Agreement nor the consummation and performance of any of the transactions contemplated by this Agreement will:

                  (a) directly or indirectly contravene, conflict with, or result in the violation of any provision of the certificate of incorporation or bylaws of the Company;

                  (b) contravene, conflict with or result in the violation of or give any governmental body or any other person the right to challenge the contemplated transactions or to exercise any remedy or obtain any relief under any order to which the Trustees, in their individual or fiduciary capacities, or the Company or any of the assets owned or used by the Company may be subject; or

                  (c) contravene, conflict with or result in a violation or breach of any agreement or any provision of any agreement to which the Trustees, in their individual or fiduciary capacities, are a party or give any person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or to cancel, terminate or modify any agreement to which the Trustees, in their individual or fiduciary capacities, are a party.

            3.4   Ownership of Stock

            At the date of this Agreement, the Trust is the sole, true, lawful, record and beneficial owner of the Common Stock as set forth in Recital A above, free and clear of all liens and encumbrances and without restrictions on voting rights or rights of disposition and, except for this Agreement and the 293,625 shares of Common Stock subject to the Olberz Family Trust Sport Chalet

Restricted Stock Award Plan (the "Principal Stockholder Award Plan"), has not entered into any contract relating to the issuance, sale or transfer of any Common Stock of the Company.

      4. REPRESENTATIONS AND WARRANTIES OF OPTIONEE

            Optionee represents and warrants to the Trustees as follows:

            4.1   Formation; Standing

            Optionee is a duly formed limited liability company and is existing in good standing under the laws of the State of California.

            4.2   Authority

            This Agreement has been duly authorized by all necessary limited liability company action on the part of Optionee, has been duly executed and delivered by Optionee and constitutes the legal, valid and binding obligation of Optionee, enforceable against it in accordance with its terms.

            4.3   No Conflicts

            Neither the execution and delivery of this Agreement, nor the consummation and performance of the transactions contemplated hereby, will contravene, conflict with or result in a violation or breach of any agreement or any provision of any agreement to which Optionee is a party or give any person the right to declare a default or exercise any remedy under, or accelerate the maturity or performance of or to cancel, terminate or modify any agreement to which Optionee is a party.

            4.4   Members of Optionee

            At the date of this Agreement, the members of Optionee consist entirely of senior executives of the Company.

            4.5   Investment Representation

            Subject to Section 8.4, Optionee will acquire any Option Shares on exercise of the Option for investment purposes only and will not engage in any distribution thereof within the meaning of the Securities Act of 1933, as amended.

            4.6   Lack of Reliance

            Optionee and its members are fully familiar with the business and affairs (financial and other) of the Company, and are not relying on the Trustees for any such information or disclosures pertaining to the Company.

      5. COVENANTS

            5.1   Restrictions on Sale, Transfer or Encumbrance

            Except as permitted by Sections 2, 5.2 or 5.3 or to fulfill their obligations under the Principal Stockholder Award Plan, the Trustees will not during the Option Term, directly or indirectly, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Option Shares.
            5.2   Sale, Transfer or Encumbrance Prior to Commencement Date

            Prior to the Commencement Date and during the Option Term, the Trustees may sell, assign, transfer, encumber or otherwise dispose of Option Shares as follows:

                  (a) The  Trustees  may from  time to time sell  Option  Shares privately or in the market and transfer Option Shares as a gift or otherwise, provided that in no event shall the number of Option Shares remaining after any such sale or transfer constitute less than 51% of the then outstanding Common Stock on a fully-diluted basis (taking into account all shares issuable on exercise of any options outstanding or subject to future grant under the existing stock option plans, on exercise of any outstanding warrants or other rights or on conversion of any outstanding convertible securities).

                  (b) The Trustees  may pledge or otherwise  create liens on any or all of the Option Shares to secure indebtedness for money borrowed by the Trust and/or the Trustees, in their individual capacities, and such Option Shares may be transferred to or sold by a pledgee or obligee after a default in any obligation secured by such pledge or lien, provided that until any such sale or transfer the Option Shares shall remain subject to the Option for purposes of
            Section 1.1.

            5.3   Acquisition Proposals Prior to Commencement Date

            If at any time prior to the Commencement Date and during the Option Term, the Trustees or the Company desire to entertain or effect an Acquisition Proposal, or to commence any activities with respect to, or that might reasonably be expected to result in, any Acquisition Proposal, the Trustees shall promptly notify Optionee, which notice shall refer to this Section 5.3 and describe in general terms the material elements of (i) the Acquisition Proposal that the Trustees or the Company may desire to entertain or effect, or (ii) the Acquisition Proposal that is the subject of such proposed activities.

            Before the Trustees shall take (or permit the Company to take) any action to (i) solicit, initiate, encourage, induce or facilitate, (ii) engage in discussions or negotiations with any person with respect to, (iii) approve, endorse or recommend, (iv) grant any proxies or enter into any voting trust or other similar agreement or arrangement with respect to the voting of any Common Stock in favor of, (v) vote any Common Stock in favor of, or (vi) enter into any letter of intent, purchase agreement, stockholder agreement or similar document or any agreement contemplating or otherwise relating to, an Acquisition Proposal with any third party or parties, they shall first attempt to reach agreement with Optionee with respect to an Acquisition Proposal by negotiating in good faith with Optionee for a period of 90 days from the date of notice to Optionee. If at the expiration of such 90-day period, no definitive agreement for an Acquisition Proposal has been entered into with Optionee, the Trustees shall be permitted to take the action set forth in the preceding sentence for a period of one year, after which Section 5.1 and this Section 5.3 shall reapply.

            For purposes of this Section 5.3 and Section 5.4, an "Acquisition Proposal" shall mean (A) any merger, consolidation, share exchange, business combination, tender offer, exchange offer or other similar transaction in which the Company is a constituent party, in which a person or "group" (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) would acquire beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of the Company; (B) any transaction in which the Company would issue or sell securities representing more than 20% of the outstanding securities of any class of its voting securities; (C) any transaction in which the Trustees would sell or transfer to a third party or parties all or a significant portion of the Option Shares; or (D) any sale or transfer (other than sales of inventory in the ordinary course of business), exchange or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or total assets of the Company.

            5.4   Acquisition Proposals on or After Commencement Date

            On or after the Commencement Date and during the Option Term, except with the prior written consent of Optionee, the Trustees will not (i) solicit, initiate, encourage, induce or facilitate, (ii) engage in discussions or negotiations with any person with respect to, (iii) approve, endorse or recommend, (iv) grant any proxies or enter into any voting trust or other similar agreement or arrangement with respect to the voting of any Common Stock in favor of, (v) vote any Common Stock in favor of, or (vi) enter into any letter of intent, purchase agreement, stockholder agreement or similar document or any agreement contemplating or otherwise relating to, an Acquisition Proposal.

            5.5   Conduct of Trustees and Optionee

            Except as otherwise contemplated by this Agreement, neither the Trustees nor Optionee will (i) take, agree or commit to take any action that would make any representations and warranties hereunder inaccurate in any respect as of any time prior to the termination or expiration of the Option, or
(ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

            5.6   Required Filings

            As promptly as practicable after the date of this Agreement, the date of the Exercise Notice and the Closing Date, the Trustees and Optionee (including its members) will make, and cause to be made, all filings required by law, governmental authorities or markets on which the Common Stock is listed or quoted, including filings under the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, or required by the Nasdaq Stock Market.

            5.7   Amendment of Trust Agreement

            As promptly as practicable after the date of this Agreement, the Trustees will amend the Trust Agreement to add specific instructions to the Trustees to comply with the terms of this Agreement.

      6. CONDITIONS TO PURCHASE OF OPTION SHARES

      Optionee's obligation to purchase the Option Shares following delivery of an Exercise Notice shall be conditioned upon the following, any of which can be waived by Optionee:

            (a) Optionee being able to obtain sufficient financing to purchase the Option Shares;

            (b) there being no proceedings involving a challenge or seeking damages or relief in connection with this Agreement or the purchase of the Option Shares or that might have the effect of preventing, delaying, making illegal or otherwise interfering with the purchase of the Option Shares;

            (c) the Trustees' ability to deliver certificates evidencing the Option Shares free and clear of all liens and encumbrances; and

            (d) receipt of all required consents, if any, including governmental consents.

      In the event that a proceeding under (b) above is pending or any required consents under (d) above have not been secured by the date designated by Optionee under Section 2.3, Optionee shall have the right by notice to the Trustees to extend the Closing to a date that is not later than 120 days after the date of delivery of the Exercise Notice.

      7. TERMINATION

      This Agreement shall terminate upon, and the Parties shall have no further obligations hereunder from and after the occurrence of, any of the following:

            (a) the mutual agreement of the Trustees and Optionee;

            (b) Craig L. Levra ceasing to be the Chief Executive Officer of the Company at any time prior to the Commencement Date, whether by reason of death, voluntary resignation, termination by the Company or otherwise; or

            (c) the  consummation of an Acquisition  Proposal as contemplated by
      Section 5.3 prior to the Commencement Date, whereby the Trustees no longer own any Option Shares.

      8. MISCELLANEOUS

            8.1   Interpretation

            Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All pronouns and all variations thereof will be deemed to refer to the masculine, feminine or neuter, and all terms to the singular or plural, as the context in which they are used may require. In the event any claim is made relating to the construction or interpretation of any provision of this Agreement, no presumption or burden of proof or persuasion will be implied by virtue of the fact that this Agreement was initially drafted by or at the request of a particular Party or its counsel. Unless otherwise expressly provided, "including" does not limit the preceding words or terms, "or" is used in the inclusive sense and references to numbered Sections refer to such Sections to this Agreement.

            8.2   Governing Law

            The validity, construction and performance of this Agreement shall be governed by the laws, without regard to the laws as to choice or conflict of laws, of the State of California.

            8.3   Entire Agreement

            This Agreement embodies the entire agreement and understanding between the Parties pertaining to the subject matter of this Agreement, and supersedes all prior agreements, understandings, negotiations, representations and discussions, whether verbal or written, of the Parties pertaining to that subject matter.

            8.4   Assignment

            Neither this Agreement nor any rights under this Agreement may be assigned or transferred by the Trustees or Optionee without the prior written consent of the other Party; provided, however, that Optionee may assign its rights hereunder directly to its members on the dissolution or liquidation of Optionee prior to the Closing Date. Notwithstanding the foregoing, Optionee or the members of Optionee shall be able to assign an interest in the Option and/or the Option Shares to other individuals or entities for purposes of completing or financing the purchase of the Option Shares, provided that no such individual or entity shall be directly engaged in a sporting goods retail business in competition with the Company.

            8.5   Binding Effect

            The provisions of this Agreement shall bind and inure to the benefit of the Parties and their respective successors, including any surviving or successor trustees of the Trust, and permitted assigns.

            8.6   Parties in Interest

            Nothing in this Agreement, expressed or implied, is intended to confer on any person or entity other than the Parties any right or remedy under or by reason of this Agreement.

            8.7   Notices

            Any notice or communication required or contemplated by this Agreement shall be in writing and shall be deemed given (i) when delivered personally, (ii) when transmitted by facsimile, provided confirmation is generated by the transmitting equipment and confirmatory notice is sent by first class mail, postage prepaid, or (iii) forty-eight (48) hours after deposit with the U.S. Postal Service as first class mail, registered or certified, postage prepaid, and addressed as follows:

      If to Trustees:

      Olberz Family Trust
      c/o Karl I. Swaidan, Esq.
      Hahn & Hahn
      301 E. Colorado Blvd.
      Pasadena, CA 91101-1915
      Facsimile:  (626) 449-7357

      If to Optionee:

      Mr. Craig L. Levra
      Manager
      SC Option, LLC
      c/o Sport Chalet, Inc.
      920 Foothill Boulevard
      La Canada, CA 91011

     Facsimile:  (818) 790-0677
or such other address as such Party shall have designated by notice so given to the other Party.

            8.8   Expenses

            Each Party will bear its own expenses incurred in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions described in this Agreement.

            8.9   Counterparts

            This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement.

            8.10  Amendment; Waiver

            This Agreement may be amended, modified or supplemented only by a writing executed by each of the Parties. Either Party may in writing waive any provision of this Agreement to the extent such provision is for the benefit of that Party. No waiver by either Party of a breach of any provision of this Agreement shall be construed as a waiver of any subsequent or different breach, and no forbearance by a Party to seek a remedy for noncompliance or breach by the other Party shall be construed as a waiver of any right or remedy with respect to such noncompliance or breach.

            8.11  Further Assurances

            The Trustees and Optionee will execute and deliver, or cause to be executed and delivered, all further documents and instruments, and use their respective best efforts to secure such consents and take all such further action, as may be reasonably necessary in order to perform their obligations under this Agreement.

            8.12  Dispute Resolution

            The Parties desire to resolve  disputes arising out of or related to
this  Agreement  without   litigation  and  therefore  agree  to  the  following
procedure:

                  (a) Except as provided in subsection  (d) below,  in the event of any dispute, controversy or claim arising out of or related to this Agreement, including a breach hereof, the Parties shall consult and attempt to settle such dispute, controversy or claim. If they do not reach a settlement with 30 days, then upon notice by a Party, any such dispute, controversy or claim shall be settled by arbitration administered by the American Arbitration Association in accordance with its applicable Commercial Arbitration Rules.

                  (b) There shall be one  arbitrator  who shall be designated by the Parties or, if the Parties cannot agree, by the American Arbitration Association. The arbitration shall be held in Los Angeles, California. The arbitration award shall be in writing and shall specify the factual and legal bases for the award. The award shall be final and binding on the Parties and judgment thereon may be entered in any court having jurisdiction thereof or having jurisdiction over either of the Parties or their assets.

                  (c) Each Party shall bear its own legal fees and other  costs.
             The Parties shall equally share the fees of the arbitration and the arbitrator; provided, however, that the arbitrator may apportion the fees of the arbitration and the arbitrator, but not the Parties' legal fees and other costs.

                  (d) The Parties agree that Optionee may be irreparably damaged if the Trustees fail to sell the Option Shares upon exercise of the Option or to perform any of their other obligations under this Agreement, and that Optionee would not have an adequate remedy at law for money damages. Accordingly, Optionee shall be entitled to commence litigation seeking specific performance and injunctive or other equitable relief to enforce performance of this Agreement by the Trustees, including an action to compel compliance with the foregoing dispute resolution procedure. The prevailing party in any such litigation shall be entitled to recover its legal fees and other costs.

            8.13  Survival

            All representations and warranties contained in this Agreement shall survive the grant of the Option and the delivery of and payment for the Option Shares.

                            [Signature Page Follows]

      IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date and year first above written.


OPTIONEE


SC Option, LLC



By: /s/ Craig Levra                   By:  /s/ Howard Kaminsky
   -----------------------               -------------------------
Name:  Craig Levra                    Name:  Howard Kaminsky
Title: Manager                        Title: Manager


TRUSTEES


By: /s/ Norbert Olberz                By:  /s/ Irene Olberz
  ------------------------               --------------------------

Norbert Olberz, as Co-Trustee         Irene Olberz, as Co-Trustee
of the Olberz Family Trust            of the Olberz Family Trust







      To induce SC Option, LLC to enter into the foregoing Option Agreement (the "Agreement"), the undersigned, in their individual capacities and as Co-Trustees of the Olberz Family Trust (the "Trust"), agree (i) to cause the existing and any successor trustees of the Trust to comply with the terms of the Agreement;
(ii) not to take any action, or permit any action to be taken, that would revoke the Trust, and (iii) not to amend the provisions of the agreement governing the Trust that deal with either the powers of the trustees to sell shares of the Common Stock of Sport Chalet, Inc., or the instructions to the trustees to comply with the terms of the Agreement.


                                    /s/ Norbert Olberz
                                    .........................................
                                     Norbert Olberz


                                    /s/ Irene Olberz
                                    .........................................
                                     Irene Olberz

                                  SCHEDULE 13D

                                                                       EXHIBIT D
                                                                       ---------

                              POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints each of Howard K. Kaminsky and Scott Soper, signing singly, as the undersigned's true and lawful attorney-in-fact to:

      (a) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director and/or shareholder of Sport Chalet, Inc. (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act") and Schedules 13D or 13G in accordance with
            Section 13 of the Act;

      (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file such form, schedule or amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      (c) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2002.

/s/ Norbert J. Olberz
---------------------
Signature

Norbert J. Olberz
-----------------
Print Name

                                  SCHEDULE 13D

                                                                       EXHIBIT D
                                                                       ---------

                                POWER OF ATTORNEY

           Know all by these presents, that the undersigned hereby constitutes and appoints each of Howard K. Kaminsky and Scott Soper, signing singly, as the undersigned's true and lawful attorney-in-fact to:

      (a) execute for and on behalf of the undersigned, in the undersigned's capacity as an officer, director and/or shareholder of Sport Chalet, Inc. (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the "Act") and Schedules 13D or 13G in accordance with Section 13 of the Act;

      (b) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or 13G, complete and execute any amendment or amendments thereto, and file such form, schedule or amendment with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      (c) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

           The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

           This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13D or 13G with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

           IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of December, 2002.


/s/ Irene M. Olberz
-------------------
Signature

Irene M. Olberz
---------------
Print Name